Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

September 30, 2018

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the nine months ended September 30, 2018. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 21.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 18.

The effective date of this MD&A is November 1, 2018.

September 30, 2018	Page| 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

September 30, 2018	Page| 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	OVERVIEW

Financial results and review of operations for third quarter 2018

●	Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.19 per 200,000 hours worked for the nine months ended September 30, 2018.

●	Copper production of 39,400 tonnes during Q3’18 increased 6.8% versus Q3’17 as higher grades and recoveries were partially offset by lower throughput.

●	Gold production of 77,000 ounces during Q3’18 increased 148.4% over Q3’17 due to higher grades and recoveries.

●	Mill throughput in Q3’18 decreased 9.1% over Q3’17 due to increased processing of harder Phase 4 ore as well as a planned maintenance shutdown during the quarter.

●	Revenue of $246.5 million in Q3’18 maintained at Q3’17 levels by virtue of higher gold sales volumes offsetting lower copper and gold prices.

●

For Q3’18, Oyu Tolgoi’s cost of sales was generally lower than in Q3’17 at $2.28 per pound of copper sold ($2.43: Q3’17), C1 cash costs of $1.65 per pound of copper produced ($1.83: Q3’17) and all-in sustaining costs of $2.29 per pound of copper produced ($2.76: Q3’17)[1].

●

Total operating cash costs[1] of $196.4 million in Q3’18 increased 21.3% over Q3’17 mainly due to increased open-pit and concentrator costs resulting from higher maintenance costs, higher input costs as well as lower capitalization of production phase stripping costs.

●

Turquoise Hill has updated its guidance for 2018 operating cash costs[1] from approximately $700 million to approximately $800 million due to higher freight and royalty costs associated with increased sales revenue, a reduction to deferred stripping costs capitalized as well as higher input prices, maintenance and power study costs.

●

Turquoise Hill has also updated its guidance for 2018 open-pit capital expenditure from approximately $150 million to approximately $120 million due to lower capitalized deferred stripping and deferral of projects from 2018 into 2019.

●	During Q3’18, underground lateral development progressed 3.0 equivalent kilometres for a cumulative total of 15.7 equivalent kilometres since project restart.

●	Pre-sinking activities for Shafts 3 and 4 progressed during Q3’18, including a box cut, and sinking for both shafts is expected to commence mid-2019.

●	Underground expansion capital for the nine months ended September 30, 2018 was $866.5 million, resulting in total project spend since January 1, 2016 of $1.9 billion.

1 Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

September 30, 2018	Page| 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2.	SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting. The following table sets forth selected quarterly financial information derived from unaudited financial statements for each of the eight most recent quarters.

($ in millions, except per share information)	Quarter Ended
	Sep-30 2018	Jun-30 2018	Mar-31 2018	Dec-31 2017

Revenue	$246.5	$341.7	$245.6	$251.7

Income for the period	$15.2	$204.4	$79.7	$33.9

Income attributable to owners of Turquoise Hill	$53.2	$171.3	$85.7	$51.1

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.03	$0.09	$0.04	$0.03

	Quarter Ended
	Sep-30 2017	Jun-30 2017	Mar-31 2017	Dec-31 2016

Revenue	$246.9	$203.7	$237.5	$224.6

Income (loss) for the period	$47.7	$(0.4)	$29.7	$86.8

Income attributable to owners of Turquoise Hill	$65.3	$23.8	$41.0	$93.3

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.03	$0.01	$0.02	$0.05

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarized below.

Change in revenue over the periods presented has resulted from variable metal prices combined with changes in sales volume. With the exception of the quarter ended June 30, 2018, the quarter to quarter revenues have been relatively consistent. Revenue for the quarter ended June 30, 2018 was significantly higher primarily due to increased concentrate sales volumes that benefitted from improved border logistics enabling accumulated inventory during the Q1’18 force majeure to be sold.

Income attributable to owners of Turquoise Hill in each of the consecutive quarters ended December 31, 2016 to June 30, 2018, was positively impacted by deferred tax asset recognition adjustments of $131.4 million, $43.0 million, $28.5 million, $77.8 million, $28.0 million, $32.4 million and $145.3 million respectively. Conversely, income attributable to owners of Turquoise Hill in the quarter ended September 30, 2018, was negatively impacted by deferred tax asset recognition adjustments of $8.1 million, primarily due to updated operating assumptions in mine planning during the period, that included the revised sustainable production start from the first quarter of 2021 to late in the third quarter of 2021 which led to an increase in the amount of loss carry forwards estimated to expire unutilized.

Income attributable to owners of Turquoise Hill followed a similar trend to revenue as described previously after excluding the effect of deferred tax recognition.

September 30, 2018	Page| 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

3.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

Income in Q3’18 was $15.2 million compared with $47.7 million in Q3’17. The decrease is primarily due to $86.0 million of additional deferred tax assets recognized in Q3’17 compared to Q3’18, partially offset by a reduction to finance costs in Q3’18 compared to Q3’17, due to increased amounts capitalized to property, plant and equipment.

Cash generated from operating activities in Q3’18 was $76.2 million compared to $109.1 million in Q3’17. This decrease was due primarily to the impact of higher vendor payments in Q3’18 compared to Q3’17 as a result of higher operating cash costs incurred in Q2’18 compared to Q2’17.

Capital expenditure on property, plant and equipment was $328.8 million on a cash basis in Q3’18 compared with $234.0 million in Q3’17, attributed principally to underground ($304.8 million) with the remainder related to open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at September 30, 2018 were approximately $1.5 billion.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 105,000 tonnes per day. Concentrator throughput for 2018 with harder ore is now expected to be 38 million to 39 million tonnes compared to previous expectations of approximately 40 million tonnes.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016.

Oyu Tolgoi is expected to be the world’s third-largest copper mine at peak metal production in 20252. Copper and gold production is expected to increase by more than 340% and 150% respectively between 2018 and 20252. Average copper and gold production from 2025 to 2030 is expected to be more than 550,000 tonnes of copper and over 450,000 ounces of gold per year.

At the end of Q3’18, Oyu Tolgoi had a total workforce, including underground project construction, of more than 17,000, of which 92% were Mongolian.

2 Based on 2016 Oyu Tolgoi Technical Report assumptions. Ranking based on analysis by Wood Mackenzie metal forecast based on 2018 guidance. Subject to change based on review of second Oyu Tolgoi annual schedule and cost re-forecast outcomes.

September 30, 2018	Page| 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Underground development progress

The main focus of 2018 continues to be underground lateral development, the fit out of Shaft 2, support infrastructure and the convey-to-surface decline.

During Q3’18, Oyu Tolgoi continued to maintain strong crew productivity and underground development with three equivalent kilometres of development completed. Until the completion of Shaft 2, Oyu Tolgoi is expected to experience similar, but not increased, development rates as seen in Q3’18. At the end 2018, underground development is expected to have completed approximately 11 kilometres of equivalent development through a mixture of mass excavation and lateral development. Turquoise Hill has revised its expected advancement of underground development for 2018 to approximately 9.0 kilometres of lateral development from approximately 10 kilometres resulting from a corresponding increase in mass excavation. The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.3	17.9
Total	15.7	12.8	72.7

Pre-sinking activities for Shafts 3 and 4 progressed during Q3’18, including a box cut, and sinking for both shafts is expected to commence mid-2019. Shaft 2 completed sinking in January 2018 and was followed by the completion of stripping in Q3’18 and the start of the fit out process in the same quarter. During Q3’18, Shaft 2 collar doors and controls were commissioned and mechanical installation of the rock breaker on the shaft’s jaw crusher was completed. Shaft 2 capabilities, along with increased development, are critical path items to the start of production ramp-up. The following table outlines the status of shafts for underground development as of September 30, 2018.

	Shaft 1	Shaft 2	Shaft 5	Shaft 3	Shaft 4
	(early development and ventilation)	(production and ventilation)	(ventilation)	(ventilation)	(ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Q1’18	Q1’18	Expected 2021	Expected 2021
Remaining	Complete	Complete	Complete	Not started	Not started

During Q3’18, development of the convey-to-surface decline also continued to progress with the permanent ventilation facility being commissioned and becoming operational. The convey-to-surface system enables production ramp up beyond the Shaft 2, 30,000 tonnes per day capacity to the full 95,000 tonne per day underground production from the mine.

Oyu Tolgoi spent $304.8 million on underground expansion during Q3’18. Total underground project spend from January 1, 2016 to September 30, 2018 was approximately $1.9 billion. In addition, Oyu Tolgoi had further capital commitments3 of $1.2 billion as of September 30, 2018. At the end of Q3’18, the underground project had committed almost 81% of direct project contracts and procurement packages, of which 75% were to Mongolian companies. Since the restart of project development, Oyu Tolgoi has committed over $2.1 billion to Mongolian vendors and contractors.

3 Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

September 30, 2018	Page| 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Rio Tinto, in its role as manager of Oyu Tolgoi, has undertaken its second annual schedule and cost re-forecast for the project. According to this re-forecast, lateral development has progressed well, construction completion schedule remains on track for 2022 and the project is expected to be completed at the $5.3 billion budget estimate disclosed in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report. Additionally, several key facilities have been completed, including Shaft 5, various underground infrastructure and a new camp to house 5,500 workers.

Despite significant progress in the development of the project, Rio Tinto has notified Turquoise Hill, based on preliminary results, of a delay to achievement of sustainable first production which is now expected to occur by the end of Q3‘21 instead of Q1’21. This is a result of certain delays including, but not limited to, the completion of Shaft 2, which includes over four months of schedule contingency, and challenging ground conditions. First draw bell remains on track for mid-2020, partly due to a change in the draw bell sequencing strategy.

Shaft 2 production capability is a key enabler of increased underground development as well as further construction of critical underground infrastructure, such as Primary Crusher One and the material handling systems, that support the start of production ramp-up. While the full effect of some critical path impacts, including the Shaft 2 delay, has been partly mitigated, the net effect is sustainable first production has been forecast by Rio Tinto to be delayed by up to nine months, and is now anticipated to occur in late Q3’21.

Turquoise Hill has commenced its own review, with the assistance of the Company’s independent Qualified Person, of the cost and schedule re-forecast and its impact on the project’s critical path as a result of the anticipated delay in sustainable first production. The Company will assess the impact of this delay including, among other things, to the Company’s cash flows and liquidity during the affected period, any potential increase in funding requirements and the timing of such funding requirements, as well as investigate potential mitigation options relating to cash flow and longer-term project funding. Turquoise Hill will update the market at the conclusion of that process.

Rio Tinto and Turquoise Hill will also commence a definitive estimate review in Q4’18. The definitive estimate review is projected to conclude in early Q3’19 and will provide the next cost and schedule review of the project.

Q3’18 open-pit operations performance

Safety performance

Safety is a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.19 per 200,000 hours worked for the nine months ended September 30, 2018.

September 30, 2018	Page| 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key financial metrics for Q3’18 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	3Q 2017	4Q 2017	1Q 2018	2Q 2018	3Q 2018	9 months 2018	9 months 2017	Full Year 2017

Revenue	246.9	251.7	245.6	341.7	246.5	833.9	688.1	939.8

Revenue by metals in concentrates

Copper	209.2	216.1	202.1	273.7	180.4	656.1	579.5	795.6

Gold	34.2	32.5	40.3	64.1	63.3	167.6	98.3	130.8

Silver	3.5	3.2	3.2	4.0	2.9	10.1	10.3	13.4

Cost of sales	197.8	182.7	168.9	239.6	181.0	589.5	581.0	763.8

Production and delivery costs	123.4	106.6	114.6	174.2	135.9	424.6	361.8	468.4

Depreciation and depletion	77.4	73.4	55.6	64.1	45.2	164.9	230.7	304.1

Capital expenditure on cash basis	234.0	330.4	285.7	318.0	328.8	932.6	587.1	917.5

Underground	205.6	309.0	270.5	291.2	304.8	866.5	526.7	835.7

Open pit(2)	28.4	21.4	15.2	26.8	24.0	66.0	60.4	81.8

Royalties	14.5	15.8	14.9	20.3	15.5	50.7	41.4	57.1

Operating cash costs(3)	161.9	217.7	176.6	201.7	196.4	574.8	494.0	711.6

Unit costs ($)

Cost of sales (per pound of copper sold)	2.43	2.32	2.23	2.36	2.28	2.30	2.32	2.32

C1 (per pound of copper produced)(3)	1.83	2.05	1.76	1.72	1.65	1.71	1.87	1.92

All-in sustaining (per pound of copper produced)(3)	2.76	2.40	2.07	2.42	2.29	2.26	2.39	2.39

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

Revenue of $246.5 million in Q3’18 was consistent with $246.9 million in Q3’17 as higher gold sales volumes in Q3’18 were offset by lower copper and gold prices.

Cost of sales for Q3’18 was $181.0 million compared to $197.8 million in Q3’17 primarily reflecting decreased cost of sales per pound of copper sold due to higher average mill head grades and recoveries in Q3’18 compared to Q3’17.

Capital expenditure on a cash basis for Q3’18 was $328.8 million compared to $234.0 million in Q3’17, comprising amounts attributed to the underground project and open-pit activities of $304.8 million and $24.0 million respectively.

Total operating cash costs4 at Oyu Tolgoi was $196.4 million in Q3’18 compared to $161.9 million in Q3’17. This was mainly due to increased open-pit and concentrator costs resulting from higher maintenance costs and higher input costs such as fuel and tires, in addition to lower capitalization of production phase stripping costs. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $2.28 per pound of copper sold in Q3’18 compared with $2.43 per pound of copper sold in Q3’17, reflecting higher average mill head grades and recoveries in Q3’18 compared to Q3’17.

Oyu Tolgoi’s C1 cash costs4 in Q3’18 were $1.65 per pound of copper produced, a decrease from $1.83 per pound of copper produced in Q3’17, due primarily to higher gold sales.

All-in sustaining costs4 in Q3’18 were $2.29 per pound of copper produced, compared with $2.76 per pound of copper produced in Q3’17, mainly due to the impact of higher gold sales and a larger write down to ore stockpile and inventory in Q3’17 compared to Q3’18.

4 Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

September 30, 2018	Page| 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key operational metrics for Q3’18 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q 2017	4Q 2017	1Q 2018	2Q 2018	3Q 2018	9 months 2018	9 months 2017	Full Year 2017

Open pit material mined (‘000 tonnes)	27,466	28,929	23,131	22,792	22,523	68,446	76,992	105,921

Ore treated (‘000 tonnes)	10,615	10,838	9,561	10,164	9,652	29,377	30,339	41,177

Average mill head grades:

Copper (%)	0.48	0.53	0.51	0.48	0.51	0.50	0.50	0.51

Gold (g/t)	0.18	0.20	0.25	0.26	0.38	0.29	0.16	0.17

Silver (g/t)	1.34	1.54	1.32	1.17	1.19	1.22	1.34	1.39

Concentrates produced (‘000 tonnes)	170.0	205.4	177.3	178.8	179.8	535.9	517.0	722.5

Average concentrate grade (% Cu)	21.7	22.0	21.9	22.0	21.9	21.9	21.7	21.8

Production of metals in concentrates:

Copper (‘000 tonnes)	36.9	45.3	38.8	39.4	39.4	117.6	112.1	157.4

Gold (‘000 ounces)	31	35	42	50	77	169	80	114

Silver (‘000 ounces)	239	285	221	225	230	676	689	974

Concentrates sold (‘000 tonnes)	176.6	175.5	163.1	220.0	171.9	555.0	548.8	724.3

Sales of metals in concentrates:

Copper (‘000 tonnes)	36.9	35.7	34.3	46.1	36.0	116.4	113.6	149.3

Gold (‘000 ounces)	29	27	31	51	55	137	84	111

Silver (‘000 ounces)	229	205	206	250	201	657	656	860

Metal recovery (%)

Copper	73.5	78.0	79.5	79.7	80.9	80.1	74.3	75.4

Gold	51.2	50.5	55.0	59.8	64.7	61.2	49.4	49.7

Silver	52.8	53.0	54.6	58.4	62.8	58.4	51.8	52.9

Mill throughput in Q3’18 decreased 9.1% over Q3’17 due to increased processing of harder Phase 4 ore as well as a planned maintenance shutdown during the quarter. Copper production increased 6.8% over Q3’17 as higher grades and recoveries were partially offset by lower throughput. Gold production increased 148.4% over Q3’17 due to higher grades and recoveries. Third quarter sales volumes were generally lower than Q3’17 due to the impact of torrential rain in July and August, which consequently affected Chinese road and rail availability.

Operational outlook

Turquoise Hill has updated Oyu Tolgoi’s expected copper production for 2018 from between 125,000 and 155,000 tonnes of copper to between 140,000 and 155,000 tonnes of copper in concentrates. The Company continues to expect production of gold in concentrates from between 240,000 and 280,000 ounces for 2018.

Turquoise Hill has updated its guidance for 2018 operating cash costs from approximately $700 million to approximately $800 million. Nearly half of this increase is due to higher freight and royalty costs associated with increased sales revenue and a reduction in the amount of costs capitalized as deferred stripping resulting from a decrease in the proportion of waste removed as mining resources prioritized movement of ore during the year. Other contributors include higher input prices for key items such as fuel and power, higher maintenance costs resulting from major shut-downs not originally planned for 2018, and an increase in power study costs.

The Company has also updated its guidance for open-pit capital expenditure for 2018 from approximately $150 million to approximately $120 million. The decrease is due primarily to lower capitalized deferred stripping costs resulting from a decrease in the proportion of waste removed as mining resources prioritized movement of ore during the year and a deferral of specific sustaining capital projects from 2018 into 2019.

September 30, 2018	Page| 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of September 30, 2018, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $4.7 billion, including accrued interest of $0.6 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of September 30, 2018, the cumulative amount of such funding was $1.0 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.5 billion.

As part of its review of the second schedule and cost re-forecast, Turquoise Hill is assessing the impact of delay on, amongst other things, the Company’s cash flows and liquidity during the impacted period and is investigating any potential mitigation options. Turquoise Hill has at its disposal substantial current funding options, including cash generated from operating activities and the remaining net proceeds from project finance, which are currently held on deposit with Rio Tinto. While still subject to finalization of the review, it may be determined for Oyu Tolgoi to undertake to secure supplemental senior debt or other permitted debt to continue to progress its underground activities, the exact timing and quantum of which is still under consideration as part of the on-going review. Finally, Turquoise Hill may determine to meet funding requirements through use of its cash and cash equivalents.

Oyu Tolgoi power supply

Per the Investment Agreement, Oyu Tolgoi has been exploring two domestic power options – a power plant built and operated by Oyu Tolgoi at the mine site or an independent power producer located at the Tavan Tolgoi coal field.

On May 12, 2017, Oyu Tolgoi LLC signed a new power purchase agreement (PPA) with the National Power Transmission Grid (NPTG) of Mongolia. The PPA was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (IMPIC). The new arrangement took effect on July 4, 2017, subsequent to the expiry of the existing IMPIC agreement, for a term of up to six years, with possibility of early cancellation after the fourth year, if a domestic power plant is commissioned earlier. The extension is essential for Oyu Tolgoi to have secure access to power while it works with the Government of Mongolia (Government) on establishing a permanent domestic power source.

On February 15, 2018, Oyu Tolgoi received notification that the Government had cancelled the PSCA, which was signed in August 2014. The Government’s cancellation, under Section 1.3 of the PSCA, indicated the Tavan Tolgoi power project was no longer a viable option. As a result of the Government’s cancellation, effective February 15, 2018, long-term power for Oyu Tolgoi must be domestically sourced within four years, in accordance with the Investment Agreement. Oyu Tolgoi, Turquoise Hill and Rio Tinto are committed to fulfilling all requirements under the Investment Agreement and are continuing to evaluate all viable power options.

Subject to further agreement between the Government and Oyu Tolgoi, an Oyu Tolgoi-based power plant continues to be progressed, as it remains the most feasible option that could deliver a domestic source of power within the shortest timeframe. As part of its efforts to progress this option, Oyu Tolgoi LLC has entered into agreements with three Chinese EPC contractors – China Machinery Engineering

September 30, 2018	Page| 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Corporation, Harbin Electric International Company Limited and Power Construction Corporation of China – as part of a competitive tender process. Each contractor has been requested to submit a bid for engineering, design and construction of a power station for Oyu Tolgoi LLC in Mongolia. The agreement entered into with each bidder provides that, where a bidder submits a conforming bid and it is not accepted by Oyu Tolgoi LLC, Oyu Tolgoi will pay $500,000 to that bidder to offset the costs of preparing that bid and the early engineering and design work packs. Bids are expected in Q4’18 and there may potentially be a requirement for Oyu Tolgoi to order some long-lead items before the end of 2018 to meet the 2022 Investment Agreement deadline.

A Tavan Tolgoi-based power plant also remains as an important alternative option. Further study of this option is underway.

Overall, both alternatives continue to be studied and progressed, and negotiations with Government continue. A final decision on the outcome, cost and financing of a domestic power supply has not yet been concluded.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (the MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of approximately $5.0 million to settle unpaid taxes, fines and penalties for accepted items.

Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a 60-working-day negotiation period. The parties were unable to reach a resolution during the 60-working-day period; however, the parties have continued discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

Turquoise Hill is of the opinion that Oyu Tolgoi has paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group’s fieldwork has been completed and they were due to report to Parliament before the end of spring session in late June; however, this has been delayed. Any reporting is now expected to be in the autumn parliamentary session, which started on October 1, 2018.

Anti-Corruption Authority information requests

Oyu Tolgoi LLC has received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi. The ACA has also conducted interviews in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain

September 30, 2018	Page| 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

former Government officials in relation to the Oyu Tolgoi Investment Agreement, and that Oyu Tolgoi is complying with the ACA’s requests in accordance with relevant laws. To date, neither Turquoise Hill nor Oyu Tolgoi has received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

The Investment Agreement framework was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Mongolian Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement has allowed for the development of Oyu Tolgoi in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from Oyu Tolgoi’s open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

B.	CORPORATE ACTIVITIES

Management change

On July 30, 2018, the Company announced the appointment of Ulf Quellmann as Turquoise Hill Chief Executive Officer effective August 1, 2018. The appointment of Mr. Quellmann follows the retirement of Jeff Tygesen.

Board appointment

On September 7, 2018, Turquoise Hill announced the appointment of Alan Chirgwin to the Company’s Board of Directors effective September 6, 2018.

4.	INCOME AND OTHER TAXES

The Company recorded an income statement charge of $15.5 million for income and other taxes during the three months ended September 30, 2018, compared with a credit of $71.1 million during the three months ended September 30, 2017. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement charges within income and other taxes for Q3’18 of $8.1 million. Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense and other temporary differences. Recoverability of these losses were assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognized in previous periods.

During Q3’18, the Company reduced the amount of recognized Mongolian deferred tax assets by $19.4 million. $26.3 million of deferred tax assets were recognized in Q3’18 relating to additional operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi in the period. This was more than offset by the impact of an overall weakening of taxable income forecasts driven by updated operating assumptions in mine planning during the period. These updated operating assumptions included the revised sustainable production start from the first quarter of 2021 to late in the third quarter of 2021 which led to an increase in the amount of loss carry forwards estimated to expire un-utilized.

An effective tax rate of approximately 50% during Q3’18 arose as the Company reported income from continuing operations before tax of $30.7 million, while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $15.5 million.

September 30, 2018	Page| 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In Q3’17, the Company recognized additional deferred tax assets of $77.8 million. An effective tax rate of approximately 300% during Q3’17 arose as the Company reported a loss from continuing operations before tax of $23.4 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $71.1 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, and/or previously unrecognized deferred tax assets being recorded in the current period.

Additional income statement information, including income and other taxes relating to Oyu Tolgoi and the Company’s corporate operations is provided in Note 3 – Operating segment – to the condensed interim consolidated financial statements.

5.	LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. Net cash generated from operating activities was $76.2 million in Q3’18 compared with $109.1 million in Q3’17. Cash generated from operating activities before interest and tax was $52.5 million in Q3’18 compared to $94.7 million in Q3’17 primarily due to the impact of higher vendor payments in Q3’18 compared to Q3’17 resulting from higher operating cash costs incurred in Q2’18 compared to Q2’17. Interest received in Q3’18 totalled $24.2 million compared to $16.0 million in Q3’17 and income and other taxes paid in Q3’18 amounted to $0.5 million compared to $1.1 million in Q3’17.

Investing activities. Cash used in investing activities totalled $18.8 million in Q3’18, compared with $3.0 million in Q3’17. Cash used in investing activities in Q3’18 of $18.8 million reflects capital expenditure of $328.8 million partly offset by $310.0 million withdrawn from the Company’s Cash Management Services Agreement (CMSA), with the remaining capital expenditure funded by operating cash flows and surplus cash at Oyu Tolgoi. Under the CMSA, entered into on December 15, 2015 as part of Project Finance, amounts totalling $4.2 billion were placed with a subsidiary of Rio Tinto, during 2016. The resulting receivables, which represented substantially all of the net proceeds received on drawdown of the project finance facility in 2016, are returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. As of September 30, 2018, amounts totalling $1.9 billion have been withdrawn and provided to Oyu Tolgoi.5

Financing activities. There was no cash generated from financing activities in Q3’18, compared with $0.7 million generated in Q3’17. The amount in Q3’17 resulted from incremental drawdowns on the Company’s facility with the Export-Import Bank of the United States.

Liquidity

As of September 30, 2018, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.5 billion (June 30, 2018: $1.5 billion) and consolidated working capital6 of negative $139.3 million (June 30, 2018: negative $142.3 million).

A $4.2 billion related-party receivable with a Rio Tinto subsidiary was recorded in 2016, representing net proceeds (after settlement of withholding taxes and transaction costs) from project finance tranches drawn down before June 30, 2016 and placed with Rio Tinto in accordance with the CMSA. Turquoise Hill draws upon this related-party receivable as required in order to fund development and financing of the underground mine. As of September 30, 2018, $1.9 billion had been re-drawn from this related-party receivable, leaving a balance of $2.3 billion.

[5]	Please refer to Section 3.A – OYU TOLGOI – on page 6 and to Section 13 – RELATED-PARTY TRANSACTIONS – on page 18 of this MD&A.
[6]	Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

September 30, 2018	Page| 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

As discussed under “Funding of Oyu Tolgoi by Turquoise Hill”, the Company is assessing the impact of delay on the Company’s cash flows and liquidity during the impacted period as part of its review of the second schedule and cost re-forecast. Turquoise Hill has at its disposal substantial current funding options, including those included in this “Liquidity” section. While still subject to finalization of the review, it may be determined for Oyu Tolgoi to undertake to secure supplemental senior debt or other permitted debt to continue to progress its underground activities, the exact timing and quantum of which is still under consideration as part of the on-going review.

Capital resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating needs.

In December 2015, Oyu Tolgoi signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down at September 30, 2018. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of September 30, 2018, $1.9 billion had been advanced to Oyu Tolgoi, leaving a balance of $2.3 billion placed on deposit with Rio Tinto in accordance with the CMSA. The project finance lenders have agreed a debt cap of $6.0 billion thus allowing the potential for an additional $1.6 billion of supplemental debt in the future. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which includes a power plant for Oyu Tolgoi, for up to an amount equal to the estimated total cost of such a facility, including financing and related costs and fees, subject to the fulfilment of certain conditions. A final decision on the outcome, cost and financing of a power plant for Oyu Tolgoi has not yet been concluded.

The Company’s accumulated deficit at September 30, 2018 was $3.8 billion, consistent with June 30, 2018.

6.	SHARE CAPITAL

As of November 1, 2018, the Company had a total of 2,012,314,469 common shares outstanding.

As of January 29, 2018, there are no longer any outstanding options in the Company’s Equity Incentive Plan. As a result, the Turquoise Hill Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

7.	OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 5 – LIQUIDITY AND CAPITAL RESOURCES – on page 14 of this MD&A.

Copper and gold markets

Commodity prices are a key driver of Turquoise Hill’s earnings. Average copper prices in September 2018 remained flat at $2.71 per pound. Global visible stocks declined by 185,000 tonnes month-over-month at the end of September due to continuous Chinese destocking and China’s increased investment reflecting stepped-up infrastructure investment to support economic growth. Momentum is expected to continue through the end of 2018 due to actual year to date spending running far below target. Metal Bulletin’s spot

September 30, 2018	Page| 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

treatment charge index, a combination of smelters and traders, moved up slightly to $86.40 per tonne by the end of September, compared to $84.00 at the end of August 2018, as concentrate is believed to be well-supplied for the rest of 2018. Metal Bulletin has reported that Chinese smelters are allegedly replenishing their stocks at $90.00 to $98.00 per tonne. Gold prices averaged $1,198 per ounce in September, slightly down from August 2018. Gold prices have remained under pressure in the near term in anticipation of a U.S. interest rate increase. However, concerns about the Euro may increase the demand for gold as a safe-haven metal.

Foreign exchange rates

Oyu Tolgoi’s sales are settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

8.	OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s operating lease commitments disclosed within Section 9 – CONTRACTUAL OBLIGATIONS, during the quarter ended September 30, 2018, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

9.	CONTRACTUAL OBLIGATIONS

The following table summarizes Turquoise Hill’s contractual obligations as at September 30, 2018.7

(Stated in $000’s of dollars)	Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Purchase obligations (1)	$964,663	$322,728	$15,045	$-	$1,302,436
Power commitments	112,583	225,166	196,879	-	534,628
Operating leases	14,777	9,886	1,989	2,393	29,045
Finance leases	-	-	12,175	-	12,175
Decommissioning obligations	-	-	-	268,409	268,409
Total	$1,092,023	$557,780	$226,088	$270,802	$2,146,693

(1)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.

10.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2017.

[7]	Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

September 30, 2018	Page| 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

11.	RECENT ACCOUNTING PRONOUNCEMENTS

The accounting policies applied in the preparation of the condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, and in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2018 which include the impact of adoption and the accounting policies applied, with regards to IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers, both of which were effective and have been applied from January 1, 2018.

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2018, and have not been applied in preparing the condensed interim consolidated financial statements.

The following standard may have an effect on future consolidated financial statements of the Company:

(i)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated balance sheet with the exception of short term (under 12 months) and low value leases, and to define how right to use assets and related liabilities are measured. Under the new standard, a lessee is in essence required to:

a.

Recognize all lease assets and liabilities (including those currently classed as operating leases) on the balance sheet, initially measured at the present value of the lease payments not paid at that date;

b.	Recognize amortization of lease assets and interest on lease liabilities in the statement of income over the lease term; and
c.

Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (which companies can choose to present within operating or financing activities consistent with presentation of any other interest paid) in the statement of cash flows.

The Company is currently evaluating the impact of IFRS 16. Generally, it is expected that under IFRS 16, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use. This will include those classified as operating leases under the existing standard; information on the undiscounted amount of the Company’s operating lease commitments at September 30, 2018 under IAS 17, the current lease standard, is disclosed within Note 20 of the Company’s condensed interim financial statements for the nine months ended September 30, 2018. In addition to the increase in assets and liabilities, the Company expects an increase in depreciation and accretion expenses and also an increase in cash generated from operating activities due to the removal of operating lease payments. Cash outflows from financing activities are expected to increase as finance lease principal payments will be treated as financing cash flows.

To date, work has focussed on the identification of the provisions of the standard that will mostly impact the Company, a detailed review of contracts and financial reporting impacts and embedding the new lease management software system. This work will continue during the remainder of 2018. The Company intends to apply the modified retrospective approach and will not restate comparative amounts for the year prior to first adoption.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

September 30, 2018	Page| 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

12.	RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2017 and in its Annual Information Form (AIF) dated March 15, 2018 in respect of such period.

13.	RELATED-PARTY TRANSACTIONS

As at September 30, 2018, Rio Tinto’s equity ownership in the Company was 50.8% which was unchanged from June 30, 2018. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Three Months Ended September 30,		Nine Months Ended September 30,

(Stated in $000’s of dollars)	2018	2017	2018	2017

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$133	$112	$278	$984
Management services payment (i)	(8,034)	(6,508)	(22,020)	(19,206)
Cost recoveries - Rio Tinto (ii)	(7,317)	(8,150)	(26,945)	(23,836)

Finance income:
Cash and cash equivalents (iii)	5,383	3,489	14,407	9,563
Receivable from Rio Tinto (iv)	29,233	33,477	94,164	102,192

Finance costs:
Completion support fee (v)	(27,105)	(27,051)	(81,267)	(81,099)

Total	$(7,707)	$(4,631)	$(21,383)	$(11,402)

Statement of Cash Flows	Three Months Ended September 30,		Nine Months Ended September 30,

(Stated in $000’s of dollars)	2018	2017	2018	2017

Cash generated from operating activities
Interest received (iii, iv)	$21,171	$14,048	$53,802	$37,420
Interest paid (v)	-	-	(11,918)	(12,646)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	310,000	230,000	860,000	500,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(17,349)	(12,794)	(53,221)	(32,264)

September 30, 2018	Page| 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Balance sheets (Stated in $000’s of dollars)	September 30, 2018	December 31, 2017

Cash and cash equivalents (iii)	$741,711	$741,711
Trade and other receivables	16,604	12,819
Prepaid expenses and other assets	17,143	35,736
Receivable from related party and other non-current financial assets (iv)	2,296,284	3,156,284
Trade and other payables:
Management services payment - Rio Tinto (i)	(12,810)	(14,128)
Cost recoveries - Rio Tinto (ii)	(29,858)	(38,180)

Total	$3,029,074	$3,894,242

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At September 30, 2018, cash equivalents deposited with wholly-owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At September 30, 2018, amounts due from 9539549 Canada Inc. totalled $2,296.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

14.	NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are

September 30, 2018	Page| 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Nine Months Ended)
C1 costs (Stated in $000’s of dollars)	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Cost of sales	181,027	197,774	589,518	581,010
Cost of sales: $/lb of copper sold	2.28	2.43	2.30	2.32
Depreciation and depletion	(45,175)	(77,355)	(164,871)	(230,653)
Provision against carrying value of copper-gold concentrate	-	2,967	-	11,429
Change in inventory	(2,106)	(16,579)	(16,927)	(30,144)
Other operating expenses	62,590	74,465	148,954	150,760
Less:
- Inventory (write-down) reversal	(7,701)	(25,040)	(2,400)	(4,978)
- Depreciation	(231)	(797)	(1,489)	(2,656)
Management services payment to Turquoise Hill	8,034	6,508	22,020	19,206

Operating cash costs	196,438	161,943	574,805	493,974
Operating cash costs: $/lb of copper produced	2.26	1.99	2.22	2.00
Adjustments to operating cash costs(1)	13,092	24,948	46,166	77,052
Less: Gold and silver revenues	(66,042)	(37,742)	(177,709)	(108,603)

C1 costs ($‘000)	143,488	149,149	443,262	462,423

C1 costs: $/lb of copper produced	1.65	1.83	1.71	1.87

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	5,818	4,099	18,083	14,253
Asset retirement expense	1,654	1,771	5,056	4,914
Royalty expenses	15,504	14,532	50,678	41,428
Ore stockpile and stores write-down (reversal)	7,701	25,040	2,400	4,978
Other expenses	789	1,554	962	2,782
Sustaining cash capital including deferred stripping	24,083	28,331	66,242	60,342

All-in sustaining costs ($‘000)	199,037	224,476	586,683	591,120

All-in sustaining costs: $/lb of copper produced	2.29	2.76	2.26	2.39

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

September 30, 2018	Page| 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	September 30, 2018	December 31, 2017

Inventories (current)	$245,458	$274,142
Trade and other receivables	43,942	29,089
Trade and other payables:
- trade payables and accrued liabilities	(386,050)	(360,697)
- payable to related parties	(42,668)	(52,308)

Consolidated working capital	$(139,318)	$(109,774)

Contractual obligations

Section 9 of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at September 30, 2018 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Purchase obligations	Power commitments	Operating leases	Finance leases	Decommissioning obligations

Commitments (MD&A)	$1,302,436	$534,628	$29,045	$12,175	$268,409
Cancellable obligations	(1,055,596)	(167,795)	-	-	-
(net of exit costs)
Accrued capital expenditure	(195,379)	-	-	-	-
Discounting and other adjustments	-	-	-	-	(140,046)

Financial statement amount	$51,461	$366,833	$29,045	$12,175	$128,363

15. INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

16. QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

17. CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company Mineral Resources and

September 30, 2018	Page| 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Mineral Reserves, readers should refer to the AIF of the Company for the year ended December 31, 2017, and other continuous disclosure documents filed by the Company since January 1, 2018 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

18. FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements about anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

September 30, 2018	Page| 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 17 – CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in this MD&A.

September 30, 2018	Page| 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this MD&A are expressly qualified by this cautionary statement.

September 30, 2018	Page| 25

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, BC, Canada V6C 1S4 TRQ : TSX, NYSE & NASDAQ Turquoise Hill is an international mining company focused on the operation and development of the Oyu Tolgoi copper-gold mine in southern Mongolia